EXHIBIT 99.1

Taseko Annual General Meeting Voting Results and Change of Name

VANCOUVER, British Columbia, June 24, 2026 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the "Company") announces the voting results from its 2026 Annual General Meeting held Wednesday, June 24, 2026 in Vancouver, British Columbia.

The Company also announces that shareholders approved the change of the Company’s name to Trekor Metals Limited. The name change will become legally effective on June 25, 2026.

A total of 216,723,190 common shares were voted at the meeting, representing 59.3% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the Ordinary Resolutions to approve the Name Change and certain amendments to the Company’s existing deferred share unit plan, the Advisory Resolution on executive compensation (Say-on-Pay) and the election of all director nominees, as follows:

Director	% Votes in Favour
Anu Dhir	97.2%
Robert A. Dickinson	73.8%
Russell E. Hallbauer	98.3%
Rita Maguire	99.2%
Stuart McDonald	98.3%
Peter C. Mitchell	99.0%
Kenneth Pickering	96.5%
Ronald W. Thiessen	93.4%
Crystal Smith	98.8%

The Company’s common shares will commence trading under the new name on the Toronto Stock Exchange and New York Stock Exchange at the start of trading on June 29, 2026 and on the London Stock Exchange on June 30, 2026. The ticker symbol for the Company’s common shares will remain unchanged (TSX: TKO; NYSE American: TGB; LSE: TKO). Further to the name change, the new CUSIP number for the Company’s common shares will be 89472Y107, effective June 25, 2026. The Company’s ISIN will also change from CA8765111064 to CA89472Y1079 with effect from June 30, 2026.

There is no change to the Company’s share capital or the rights attaching to its shares, and its listing on the London Stock Exchange remains unchanged.

Detailed voting results for the 2026 Annual General Meeting are available at www.sedarplus.ca.

For further information on Taseko, see the Company’s website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4533.

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.